United States securities and exchange commission logo





                                September 7, 2021

       Peter Haskopoulos
       Chief Financial Officer
       Decarbonization Plus Acquisition Corp. III
       2744 Sand Hill Road, Suite 100
       Menlo Park, CA 94025

                                                        Re: Decarbonization
Plus Acquisition Corp. III
                                                            Registration
Statement on Form S-4
                                                            Filed August 10,
2021
                                                            File No. 333-258681

       Dear Mr. Haskopoulos:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed on August 10, 2021

       General

   1. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be
incentivized to complete an acquisition of a less favorable target company or on terms
less favorable to shareholders rather than liquidate.
   2. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if
other SPAC shareholders experience a negative rate of return in the post-business
combination company.
   3. Please highlight the material risks to public warrant holders, including those arising from differences between
private and public warrants. Clarify whether recent common stock trading prices exceed
the threshold that would allow the company to redeem public
 Peter Haskopoulos
FirstName LastNamePeter  Haskopoulos
Decarbonization Plus Acquisition Corp. III
Comapany 7,
September NameDecarbonization
             2021                Plus Acquisition Corp. III
September
Page  2   7, 2021 Page 2
FirstName LastName
         warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
4. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
5. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
6. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
8. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
9. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Questions and Answers About the Proposals for DCRC Stockholders, page 1

10. Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.
Q: What interests do the current officers and directors have in the business combination?, page 7

11. We note your disclosure here, and elsewhere, discussing the interests that your officers and directors have in the business combination. Please revise your disclosure to address the following:
             please quantify the total value of the private placement warrants that your Sponsor and independent directors hold;
             state the amount of working capital loans made that you have received as of the most recent practicable date;
 Peter Haskopoulos
FirstName LastNamePeter  Haskopoulos
Decarbonization Plus Acquisition Corp. III
Comapany 7,
September NameDecarbonization
             2021                Plus Acquisition Corp. III
September
Page  3   7, 2021 Page 3
FirstName LastName
                quantify the total number of shares held by your Sponsor, officers, and directors;
                quantify the number of Founder Shares obtained by your initial stockholders for consideration of $25,000;
                disclose the material interest of your officers and directors in your Sponsor;
                disclose the consideration provided in exchange for the 360,000 Founder Shares issued to your independent directors;
                quantify all out-of-pocket expenses incurred by your Sponsor, officers, and directors as of the most recent practicable date; and
                if true, disclose that if the business combination is not consummated,
              Decarbonization Plus Acquisition Corporation II, will continue to be liable for expenses incurred in connection with its consideration of a proposed transaction with
              Solid Power.
Unaudited Pro Forma Condensed Combined Financial Information, page 76

12. For each period presented, please include historical basic and diluted loss per share amounts as well as the number of weighted average shares outstanding for DCRC and
         Solid Power on the face of the pro forma statements of operations.
13. Refer to note 2(C) on page 84. It is not clear to us why the expense related to the cancelation of the product manufacturing rights agreement is not recorded in the pro forma statement of operations for the year ended December 31, 2020. Please clarify or revise.

14.      Refer to note 3 on 86. Please address the following:
             More fully explain how the numbers of shares to be issued to Solid Power are determined, specifically address the numbers of shares to be issued to the common stock shareholders, the Series B preferred stock shareholders, and the convertible noteholders;
             More fully explain how the exchange ratio is calculated based on share amounts in
              Solid Power's historical financial statements; and
             Quantify any other equity instruments that are not included in the calculations of pro forma loss per share because they are antidilutive, including, if applicable, the Series
              A-1 preferred shares.
         In addition, based on the pro forma balance sheet, we note that after the proposed merger,
         Solid Power's Series A-1 preferred stock will remain outstanding. Please revise the disclosures throughout the filing to address this fact and to clarify the terms of the Series
         A-1 preferred shares subsequent to the proposed merger. It is not clear to us where and how the disclosures throughout the filing, that present ownership interests subsequent to the proposed merger (for example on pages viii, ix, 3, 4, 22, 23), reflect the Series A-1 preferred shares or where and how the potential risks and consequences that these shares represent to common stock shareholders of the post merger entity are disclosed and discussed. Please clarify or revise.
 Peter Haskopoulos
FirstName LastNamePeter  Haskopoulos
Decarbonization Plus Acquisition Corp. III
Comapany 7,
September NameDecarbonization
             2021                Plus Acquisition Corp. III
September
Page  4   7, 2021 Page 4
FirstName LastName
Comparative Share Information, page 88

15. It is not clear to us why the basic and diluted historical net loss per share amounts, as well as the weighted average shares outstanding, for Solid Power presented on page 89 do not
         agree to amounts presented in Solid Power   s annual and interim
financial statements. It is
         also not clear to us how you calculated the historical book value per share for Solid
         Power presented on page 89 based on amounts presented in Solid Power s interim financial statements. Please clarify or revise.

16. We note that except for the basic and diluted net loss per share amount for the year ended
         December 31, 2020, all Pro Forma Combined per share amounts and all Solid Power
         Equivalent Per Share Pro Forma amounts are the same. It is also not clear to us what the equivalent pro forma amounts represent or how the disclosure in note
(3) on page 89,
         regarding how they are calculated, is accurate. Please clarify or revise.
Unaudited Prospective Financial Information, page 114

17. We note your disclosure that the financial projections reflect estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Solid Power s business. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.
Proposal 3 - The Additional Charter Proposal, page 131

18. We note that you plan to amend your charter to make such other changes that the DCRC
         Board deems appropriate for a public operating company. Please identify all of the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment. For example, we note that your proposed second amended and restated
         charter includes a new exclusive forum provision that is not identified in this section. In addition, please revise your discussion of "The Additional Charter Proposal" through out your filing to identify all materials changes instead of stating that "certain other changes"
         are being make to your charter.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Solid Power
Results of Operations, page 154

19. The table on page 154 indicates that the loss from operations for the three months ended
         March 31, 2021 increased by ($1.2) million, or 38%, as compared to the three months ended March 31, 2020; however, the table on page 156 indicates that the loss from
 Peter Haskopoulos
Decarbonization Plus Acquisition Corp. III
September 7, 2021
Page 5
         operations for the year ended December 31, 2020 increased by ($2.3) million, or (25%), as compared to the year ended December 31, 2019. Please revise your presentations on pages 154 and 156 to ensure that all percentage changes, whether positive or negative, are consistently presented.
Liquidity and Capital Resources, page 157

20. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.
21. Please enhance your disclosures to provide a more robust discussion of changes in operating cash flows for each of period presented. Your revised discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, your revised discussions should not only quantify the impact of the line item(s) that contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Refer to the SEC Interpretive Release No. 33-8350. Critical Accounting Policies and Estimates
Stock-Based Compensation and Common Stock Valuation, page 159

22. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please also address any material differences between the valuations used to determine the fair value of your common stock relative to the fair values implied by other equity transactions and the fair value implied by the current merger transaction. In addition, we note that the fair value of your common stock has been determined with the assistance of an independent valuation specialist. Please tell us your consideration of identifying and providing a consent from this third-party.
Mezzanine Equity, page 160

23. We note the material deemed dividends you have recognized related to the Series A-1 preferred stock and we note the Series A-1 preferred stock will remain outstanding subsequent to the merger. Please expand your disclosures to disclose and discuss the changes in the estimated fair value of the Series A-1 preferred stock during each period presented. Please also address the facts and circumstances that result in any differences between the valuations used to determine the fair value of the Series A-1
FirstName LastNamePeter Haskopoulos
       preferred stock relative to the fair values implied by other equity transactions, including
Comapany    NameDecarbonization
       the Series B preferred stockPlus   Acquisition
                                     offering, and theCorp.  III implied by the
current merger
                                                       fair value
       transaction.
September   7, 2021 Page 5
FirstName LastName
 Peter Haskopoulos
FirstName LastNamePeter  Haskopoulos
Decarbonization Plus Acquisition Corp. III
Comapany 7,
September NameDecarbonization
             2021                Plus Acquisition Corp. III
September
Page  6   7, 2021 Page 6
FirstName LastName
Change in Certifying Accountant, page 162

24. Please revise your disclosure to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date thereof, as required by Item
         304(a)(1)(i) of Regulation S-K.
25. You currently disclose there were no reportable events or disagreements with the former accountant during the year ended December 31, 2019. Please revise your disclosure to state whether there were any reportable events and/or disagreements during the year ended
         December 31, 2019 and through the date of resignation, declination or dismissal as required by Item 304(a)(1)(iv) of Regulation S-K. In the event there were any reportable events and/or disagreements, please provide the specific disclosures required by Item
         304(a)(1)(iv) and (v) of Regulation S-K.
26. To the extent that you make any changes to your disclosure to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the former accountant agrees with the statements in the revised disclosures. In addition, please explain to us why the current Exhibit 16 letter from the former accountant refers to a fifth paragraph but the current disclosures only include four paragraphs.
Partnerships, page 172

27. Please expand your disclosure to elaborate on the nature of your partnerships and provide the material terms related to such agreements.
Certain Relationships and Related Party Transactions
Registration Rights, page 226

28. We note that you will enter into the A&R Registration Rights Agreement in connection with the closing of the business combination. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-1.
Index to Financial Statements, page F-1

29. Please provide updated financial statements and related disclosures throughout the filing for both Decarbonization Plus Acquisition Corporation III and Solid Power, Inc. Refer to
         Rule 8-08 of Regulation S-X for further information.
 Peter Haskopoulos
FirstName LastNamePeter  Haskopoulos
Decarbonization Plus Acquisition Corp. III
Comapany 7,
September NameDecarbonization
             2021                Plus Acquisition Corp. III
September
Page  7   7, 2021 Page 7
FirstName LastName
Financial Statements - Solid Power, Inc.
Note 3 - Significant Accounting Policies
Upcoming Accounting Pronouncements, page F-46

30. You disclose here and on page F-68 that ASC 842 will be effective for your fiscal year ended December 31, 2021; however, you disclose on page 160 that ASC 842 would have been effective for your fiscal year ended December 31, 2021 but has been deferred due to your status as an emerging growth company. Please revise your disclosure to address this discrepancy and clarify when you anticipate you will adopt ASC 842. In this regard, we note that ASC 842 will be applicable for annual reporting periods beginning after
         December 15, 2021.
Note 4 - Property and Equipment, page F-47

31. You disclose here and on page F-68 that depreciation and amortization expenses are allocated ratably across operating expenses on the statements of operations. We note your operating expenses are classified as research and development, direct costs, marketing and sales, and finance and administration. Please expand your disclosures to further explain how you have allocated depreciation and amortization expenses, and tell us the accounting literature that supports your presentation. In addition, please address your disclosures on pages F-54 and F-76 which state compensation costs are allocated ratably across operating expenses and your disclosures on pages F-56 and F-78 which state rent expense is allocated ratably across operating expenses.
Note 6 - Long-term Debt, page F-48

32. We note that you are subject to certain restrictive covenants under the terms of the note payable to a bank. Please enhance your disclosure here and on page F-70 to clearly disclose the specific terms of any material covenants and whether you were in compliance with the covenants as of each reporting date.
Note 18 - Subsequent Events, page F-59

33. Please ensure the updated interim financial statements fully disclose and discuss the terms, impact, and accounting for the Series B preferred offering, the redemption and termination agreement with the Series A-1 preferred investor, and the conversion of all convertible notes payable.
Note 8 - Fair Value Measurements, page F-72

34. You disclose on page F-74 that the fair value of the 2019 convertible promissory note was
         $3,793,105 and $3,612,035 as of March 31, 2021 and December 31, 2020,
respectively.
         Given that you elected to account for the 2019 convertible promissory note at fair value, please clarify where you included the change in fair value in the statement of operations for the quarter ended March 31, 2021.
 Peter Haskopoulos
Decarbonization Plus Acquisition Corp. III
September 7, 2021
Page 8

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell,
Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 with any other questions.



FirstName LastNamePeter Haskopoulos                    Sincerely,
Comapany NameDecarbonization Plus Acquisition Corp. III
                                                       Division of Corporation
Finance
September 7, 2021 Page 8                               Office of Manufacturing
FirstName LastName